FORM 11-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the calendar year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-35258

Full title of the plan and the address of the plan, if different from that of the issuer named below:
DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
DUNKIN’ BRANDS GROUP, INC.

130 Royall Street
Canton, Massachusetts 02021

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Index of Financial Statements and Supplemental Schedule
December 31, 2012 and 2011

Certain supplemental schedules have been omitted because they are either not required or not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Retirement Plan Administrative Committee of
Dunkin’ Brands Group, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Dunkin’ Brands, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for plan benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 21, 2013

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2012 and 2011

	2012	2011

Cash	$—	270

Investments at fair value:
Common collective trusts	12,274,353	11,969,660
Mutual funds	115,752,179	101,835,640
Dunkin’ Brands common stock	264,517	—

Total investments	128,291,049	113,805,300

Receivables:
Notes receivable from participants	1,801,543	2,202,719
Employer contributions	—	89,567
Interest and dividends receivable	15	55,334

Total receivables	1,801,558	2,347,620

Net assets available for plan benefits at fair value	130,092,607	116,153,190

Adjustment from fair value to contract value for
interest in common collective trust relating to
fully benefit-responsive investment contracts	—	(82,025)

Net assets available for plan benefits	$130,092,607	116,071,165

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 2012

2012

Additions:
Participant contributions	$7,097,204
Rollover contributions	1,037,795
Employer contributions	3,378,465

Total contributions	11,513,464

Net appreciation in fair value of investments	9,765,143
Interest and dividend income	4,480,327

Total net additions	25,758,934

Deductions:
Distributions to participants	11,657,943
Administrative fees	79,549

Total deductions	11,737,492

Net increase	14,021,442

Net assets available for plan benefits, beginning of year	116,071,165

Net assets available for plan benefits, end of year	$130,092,607

The accompanying notes are an integral part of the financial statements.

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

1.     DESCRIPTION OF PLAN:

The following description of the Dunkin’ Brands, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution retirement plan sponsored by Dunkin’ Brands, Inc. (the “Company”), a wholly-owned subsidiary of Dunkin' Brands Group, Inc. (“Dunkin' Brands”), covering substantially all employees of the Company who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Contributions to the Plan are made by both participating employees and the Company. Upon meeting eligibility requirements, participants may contribute up to 80% of their eligible compensation on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make an additional “catch-up” contribution subject to IRC limitations. Participants who do not make an affirmative deferral election upon becoming eligible are automatically enrolled in the Plan at a 2% deferral rate. Participant contributions may be matched by the Company, at the Company’s sole discretion. During 2012, the Company made matching contributions equal to 100% of a participant’s contributions, up to the first 4% of a participant’s eligible compensation. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

The Company’s board of directors may elect to contribute a discretionary non-elective amount in addition to matching contributions. Discretionary contributions are allocated based on the ratio of each eligible participant’s compensation to the total of all eligible participants’ compensation. Participants must be employed on the last day of the Plan year to be eligible for such contributions. The Company did not make a non-elective discretionary contribution for 2012.

Participant Accounts

A separate account is established for each participant upon enrollment in the Plan. Each participant’s account is credited with the participant’s contributions, the participant’s share of the Company’s matching and additional discretionary contributions, and the participant’s allocation of the Plan’s earnings. Allocations of earnings are based on participants’ account balances and fund selections. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options as set forth in the plan document.

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

Vesting

Participants are fully vested in that portion of their account which represents their contributions and the income earned thereon. Participants become 100% vested in the Company’s contributions and earnings thereon upon death, total and permanent disability, or attainment of normal retirement age. Otherwise, a participant’s interest in the Company’s contributions and earnings thereon vests according to the following schedule:

Completed Years of Service	Percent Vested
Less than 1 year	—%
1 year	25%
2 years	50%
3 or more years	100%

Forfeitures

When certain terminations of participation in the Plan occur, the nonvested portion of a participant’s account represents a forfeiture, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to reduce future employer contributions or pay plan administrative expenses. During 2012, forfeitures used for administrative expenses amounted to $36,040 and $280 was used to reduce employer contributions. Unapplied forfeitures remaining as of December 31, 2012 and 2011 were $82,822 and $47,157, respectively.

Unallocated Assets

The Plan holds assets in an unallocated account which receives contributions as a result of a revenue sharing agreement with Charles Schwab Bank. Funds in the account are used to pay plan expenses. During 2012, $37,534 was used to pay Plan expenses and $173,020 was credited to participant accounts. Unallocated assets were $53,100 and $137,022 at December 31, 2012 and 2011, respectively.

Distribution of Benefits

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Benefits may be distributed to participants upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Participants who have a vested account balance in excess of $1,000 may leave their funds invested in the Plan or may elect a lump sum distribution, a partial distribution, or installment payments.

A participant may request a withdrawal upon attainment of age 59 1/2 or upon demonstration by the participant to the plan administrator that the participant is suffering from a hardship, as defined in the plan document. A participant may also withdraw rollover contributions at any time.

Notes Receivable from Participants

A participant shall be entitled to a loan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. The minimum loan amount is $1,000. Participants may have only one loan outstanding at any given time. Loans must bear

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years unless the proceeds are used to purchase a primary residence, in which case a longer repayment period may be allowed.

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of Accounting Pronouncement:

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update
(“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” (“ASU 2011-04”), which was issued to create a consistent framework for the application of fair value measurement across jurisdictions.  Some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. There are no additional fair value measurements required upon the adoption of ASU 2011-04.  The Plan adopted the provisions of ASU 2011-04 effective January 1, 2012.  The adoption did not have a material effect on the financial statements of the Plan.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a common collective trust. Accounting standards require the statements of net assets available for plan benefits present the fair value of the common collective trust as well as the adjustment of the common collective trust from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note 4 for discussion of fair value measurements.

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Expenses of the Plan

Substantially all expenses incurred in the administration of the Plan are paid by the Plan.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3.    INVESTMENTS:

The following presents the Plan’s investments that as of December 31, 2012 and 2011 represented 5% or more of the net assets available for plan benefits:

	2012		2011
Oakmark Equity Income Fund	$20,837,249	*	19,331,624	*
PIMCO Total Return Fund	13,406,669	*	12,060,443	*
Blackrock Capital Appreciation Fund	12,696,425	*	11,367,182	*
Galliard Retirement Income Fund	12,274,353	*	—
Blackrock Equity Dividend Fund	12,070,265	*	10,834,270	*
Vanguard Institutional Index Fund	8,746,544	*	7,135,853	*
Schwab Stable Value Fund	—		11,969,660	*

*Represents 5% or more of the net assets available for the plan.

During the year ended December 31, 2012, the Plan’s investments in mutual funds, common collective trusts, and Dunkin’ Brands common stock (including investments bought, sold, and held during the year) appreciated in value by $9,472,072, $262,943 and $30,128, respectively.

4.    FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3 - Inputs to the valuation methodology that are unobservable and supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common collective trusts – Valued at net asset value based on information reported by the trustees with reference to the market value of the trust’s underlying assets at year end. The common collective trusts are audited annually.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Dunkin’ Brands common stock – Valued at the closing price reported on the active market on which the individual security is traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2012
Description	Total	Level 1	Level 2	Level 3

Common collective trusts:
Stable value	$12,274,353	—	12,274,353	—
Mutual funds:
Balanced	20,837,249	20,837,249	—	—
Blend	25,627,704	25,627,704	—	—
Bond	21,410,155	21,410,155	—	—
Growth	27,700,403	27,700,403	—	—
Value	20,176,668	20,176,668	—	—
Total mutual funds	115,752,179	115,752,179	—	—
Dunkin’ Brands common stock	264,517	264,517	—	—
Total	$128,291,049	116,016,696	12,274,353	—

	2011
Description	Total	Level 1	Level 2	Level 3

Common collective trusts:
Stable value	$11,969,660	—	11,969,660	—
Mutual funds:
Balanced	19,331,624	19,331,624	—	—
Blend	21,511,975	21,511,975	—	—
Bond	18,578,001	18,578,001	—	—
Growth	25,163,239	25,163,239	—	—
Value	17,250,801	17,250,801	—	—
Total mutual funds	101,835,640	101,835,640	—	—
Total	$113,805,300	101,835,640	11,969,660	—

The stable value common collective trust held by the Plan as of December 31, 2012 has an objective of providing safety of principal, adequate liquidity, and competitive yield with low return volatility. To achieve this objective the fund invests in the Wells Fargo Synthetic Stable Value Fund. There were no unfunded commitments. One year of notice is required to redeem the trust at contract value. The trustee may waive the notice period at their sole discretion. Participant directed redemptions are allowed daily with no restrictions.

As of December 31, 2011, the Plan owned units of the Charles Schwab Stable Value Fund, a stable value common collective trust. On March 26, 2012, all assets held in this fund were transferred at contract value to the Galliard Retirement Income Fund. The contract did not include any restrictions or impose any charges to participants’ accounts relating to the transfer.

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

The stable value common collective trust held by the Plan as of December 31, 2011 had an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invested in fixed-income securities, investment contracts, and money market funds. There were no unfunded commitments.

5.    PLAN TERMINATION:

The Plan was established with the intention that it will continue indefinitely. However, the Company reserves the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

6.    PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions. Additionally, a portion of the Plan’s assets are invested in Dunkin’ Brands common stock. Because the Company is the plan sponsor, transactions involving Dunkin’ Brands common stock also qualify as party-in-interest transactions.

7.    TAX STATUS:

The Internal Revenue Service (“IRS”) has determined in its opinion letter dated May 23, 2008 that the nonstandardized prototype plan document of Charles Schwab Trust Company adopted by the Plan constitutes a qualified trust under Section 401(a) of the IRC. The Company believes the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and is therefore exempt from federal income taxes under section 501(a) of the IRC.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2012. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2009 through December 31, 2012.

8.    SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits on the financial statements to the Form 5500 as of December 31:

	2012	2011
Net assets available for plan benefits on the financial statements	$130,092,607	116,071,165
Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	—	82,025
Net assets available for plan benefits on the Form 5500	$130,092,607	116,153,190

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
Notes to Financial Statements

The following is a reconciliation of net investment earnings on the financial statements to the Form 5500 for the year ended December 31, 2012:

Net investment earnings on the financial statements	$14,245,470
Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts for the year ended:
December 31, 2011	(82,025)
Net investment earnings on the Form 5500	$14,163,445

DUNKIN’ BRANDS, INC. 401(k) RETIREMENT PLAN
EIN: 51-0120378
Plan Number: 001

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Amercent Midcap Value Instl Fund	Mutual fund	**	$3,332,248
	Artio Global High Income A Fund	Mutual fund	**	1,653,138
	Galliard Retirement Income Fund	Common collective trust	**	12,274,353
	Baron Asset Fund	Mutual fund	**	5,944,230
	Baron Small Cap Fund	Mutual fund	**	3,833,656
	Blackrock Capital Appreciation Fund	Mutual fund	**	12,696,425
	Blackrock Equity Dividend Fund	Mutual fund	**	12,070,265
	Columbia Mid Cap Index Z Fund	Mutual fund	**	1,448,450
	Columbia Small Cap Index Z Fund	Mutual fund	**	1,234,536
*	Dunkin’ Brands Stock Fund	Common stock	**	264,517
	Europacific Growth R4 Fund	Mutual fund	**	4,267,967
	Invesco Real Estate A Fund	Mutual fund	**	5,329,837
	Oakmark Equity Income Fund	Mutual fund	**	20,837,249
	Oakmark International Fund	Mutual fund	**	4,774,155
	Oppenheimer Developing Markets Y Fund	Mutual fund	**	5,226,092
	Oppenheimer Intnl Bond A Fund	Mutual fund	**	875,960
	PIMCO Real Return Fund - Instl	Mutual fund	**	4,088,697
	PIMCO Total Return Fund	Mutual fund	**	13,406,669
	Royce Low Priced Stock Fund	Mutual fund	**	4,050,142
	Vanguard Institutional Index Fund	Mutual fund	**	8,746,544
	Vanguard Total Bnd Mkt Idx Sig Fund	Mutual fund	**	1,385,691
	Vanguard Total Intl Stk Idx Sig Fund	Mutual fund	**	550,228

	Total investments on the statement of net assets available for plan benefits			128,291,049

*	Participant Loans	(4.25%-9.25%)	—	1,801,543

	Total investments on the Form 5500			$130,092,592

	** Cost omitted for participant directed investments.
	* Denotes party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dunkin’ Brands, Inc. 401(k) Retirement Plan
(Name of Plan)

BY: Retirement Plan Administrative Committee
of Dunkin’ Brands, Inc.
as Plan Administrator

/s/ Ted L. Manley
Ted L. Manley
Vice President, Human Resources and
Chair of the Retirement Plan Administrative Committee
DATED: June 21, 2013